EXHIBIT 99.1

NOMAD ANNOUNCES CLOSING OF GREENSTONE GOLD STREAM, PROVIDES ASSET UPDATES AND ANNOUNCES TIMELINE FOR 2022 GUIDANCE

Montreal, Québec – December 15, 2021	TSX:NSR
(in U.S. dollars unless otherwise noted)	NYSE:NSR

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX : NSR, NYSE: NSR) is pleased to announce the closing of the first deposit of $13.3 million under its previously-announced gold purchase agreement (the “Gold Stream”) with OMF Fund II (SC) Ltd., a subsidiary of Orion Mine Finance, (“Orion”) with respect to its 40% interest in the Greenstone Gold Mines LP (“GGM”), which is the owner and operator of the Greenstone Gold Project located in Ontario, Canada (the “Greenstone Project”) (see Nomad’s press release dated October 29, 2021).

Pursuant to the Gold Stream, Nomad is required to make up-front cash payments totalling $95 million, of which $13.3 million was made yesterday, for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. A second and final deposit of $81.7 million is expected to be advanced no later than June 30, 2023 under the Gold Stream.

Nomad is also pleased to provide the following updates from its royalty and stream portfolio and announce that it expects to publish its GEO production guidance for the 2022 calendar year during Q1 2022.

BLYVOOR UPDATES 2022 GUIDANCE: Blyvoor Gold Capital Pty (“Blyvoor Gold”) has revised 2022 gold production to 40,000 to 50,000 ounces. The updated 2022 budget accounts for a slower ramp-up to the initial 80,000 ounce per year run rate, primarily as a result of a delay in opening up new mining areas on levels 23 and 25. As such, expected attributable 2022 production to Nomad from the Blyvoor stream has been updated to a range of 4,000 to 5,000 ounces. During the fourth quarter, the Blyvoor mine also became cash-flow positive, an important milestone for Blyvoor Gold.

WOODLAWN STRATEGIC PROCESS NEARING COMPLETION: The strategic process at the Woodlawn mine is nearing completion. Given the longer than expected timeline to complete the restructuring and restart of Woodlawn, Nomad now does not expect any deliveries from Woodlawn in 2022.

ROBERTSON RESOURCE DEFINITION PROGRAM CONTINUES: On November 4, 2021, Barrick Gold Corporation (“Barrick”) announced that resource definition drilling is ongoing at Robertson. Results continue to meet expectations and the program remains on track to add significant resources for the year-end update. Follow up drilling to grow the deposit westward at the Distal target is in progress. Further to the northwest, field mapping and sampling highlights further potential related to additional parallel faulting with strong alteration. Additional step-out drill testing is planned to start in early 2022.

GREENSTONE CONSTRUCTION RAMPING UP: Greenstone is ramping up to full-scale construction, and first gold is scheduled for the first half of 2024. The development is well advanced with 85% of the project engineering completed. Additionally, the project leadership team and temporary workforce camp are in place. Phase 1 road building and tree clearing has been completed, allowing to start the tailings facility works.

MERCEDES OPENING NEW OREBODIES: At Mercedes, work is underway on a large development program that will increase access to multiple ore bodies. Equinox Gold Corp. (“Equinox”) currently produces from Diluvio and Lupita and expects to add in Marianas, followed by the Rey de Oro area, ore bodies which will enable Equinox to increase the plant throughput, which is currently working on a campaign basis. In addition, the Mercedes mine was recognized for the eighth consecutive year as a Socially Responsible Company by the Mexican Centre for Philanthropy (CEMEFI).

SOUTH ARTURO OPERATION CONSOLIDATED BY BARRICK: Barrick acquired the 40% interest in the South Arturo Joint Venture that it did not already own. This allows Barrick to consolidate production from the South Arturo open pit and the El Niño underground in the short term and capture 100% of the longer-term upside on both orebodies. Additionally, it provides Barrick with flexibility to pursue other potential operational synergies at Goldstrike. As part of the South Arturo Stream Agreement Nomad is entitled to deliveries from Barrick of 40% of the ounces of refined silver in attributable production from the existing mineralized areas at South Arturo and 20% of ounces of refined silver in attributable production from the exploration stream area.

RDM EXPLORATION PROGRAM RESTARTED: At RDM, the stripping program continued during the third quarter and is expected to last until the end 2021. Higher volumes of low grade were mined during the third quarter, but the operation still achieved production of 15,880 ounces, and RDM remains on track to achieve 2021 guidance of 60,000 to 65,000 ounces. Importantly, the exploration program was restarted, focused on strike extensions from the open-pit area. This is the first exploration program that has been initiated in several years, so Equinox is looking forward to seeing results come out of that program and will work on doing more exploration in the RDM area.

MOSS EXPANDS DRILL PROGRAM: Elevation Gold Corp. (“Elevation”) announced exciting results from their infill-exploration drilling program which demonstrate the expansion potential at the Moss mine. The program intersected thick zones of significant stockwork-hosted precious metal mineralization in the Gold Bridge area and provided further support for the potential to amalgamate the West and Center pits into a single pit. New drill results along almost 175 meters of the Moss vein system in the Eastern Extension area highlight the mine expansion potential to the east. Elevation is planning an expanded drilling program for 2022, focusing on both resource expansion and exploration drilling.

TROILUS CONTINUES FAST-PACED DEVELOPMENT SCHEDULE: Following extensive exploration programs of over 150,000 metres of drilling, Troilus Gold Corp. (“Troilus”) anticipates releasing an inaugural reserve and initiate the federal permitting process by the end of 2021. During the second half of 2022, Troilus plans to release a feasibility study. A construction decision is expected prior year end 2022.

ARTEMIS RAISES $141 MILLION TO FUND DEVELOPMENT AND CONSTRUCTION OF BLACKWATER: On November 16, 2021, Artemis Gold (“Artemis”) announced a $141 million definitive Precious Metals Purchase Agreement which will be used to fund the advancement of the development and construction of the Project. The start of construction for Blackwater is currently targeted for the second quarter of 2022.

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QUALIFIED PERSON

Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects who has reviewed and approved the technical content of this news release.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 16 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4 nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the satisfaction of all conditions precedent for funding the second and final deposit under the Gold Stream; the realization of the anticipated benefits to Nomad under the Gold Stream; the timing for the development and construction of the Greenstone Project, including works relating to the tailings; the timing for the expected publication by Nomad of its GEO production guidance for 2022; the 2022 annual gold production of Blyvoor Gold; the expected amount of ounces attributable to Nomad from the 2022 annual production under the Blyvoor stream; the outcome of, and timing for the completion of the strategic process at the Woodlawn mine; the results of the exploration works to be obtained by Barrick on the Robertson property, including its resource definition drilling program, the timing for the commencement of the drill testing program; the outcome of the development program at the Mercedes mine to increase access to multiple ore bodies; the expected commencement of production on the Marianas and the Rey de Oro areas at the Mercedes mine; the outcome and timing for the completion of the exploration program by Equinox on RDM; the achievement of the 2021 guidance of ounces produced at RDM; the realization of an expanded drilling program on at Moss; the timing for the release of the inaugural reserve, to initiate the federal permitting process and the release of a feasibility study by Troilus; and the expected timing to begin construction at the Blackwater project by Artemis. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, the impossibility to proceed with the closing of the second and final deposit, fluctuations in the prices of the primary commodities that drive royalty and stream revenue, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing, general economic, market and business conditions, risks relating to the Gold Stream and its completion; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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